

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 31, 2022

Kai-Shing Tao
Chief Executive Officer
Remark Holdings, Inc.
800 S. Commerce St.
Las Vegas, NV 89106

> **Re: Remark Holdings, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed August 8, 2022**
> **File No. 333-260615**

Dear Mr. Tao:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 31, 2022 letter.

Amendment No. 3 to Registration Statement on Form S-3 on Form S-1

Cover Page

1. Please revise your cover page disclosure to reflect that your shares may be delisted from Nasdaq on August 24, 2022, pursuant to Listing Rule 5550(a)(2) if your stock price does not reach a closing bid price of $1.00 for a minimum of 10 consecutive business days.

Corporate Structure, page 2

2. Revise the organizational chart to use dashed lines without arrows when describing to the relationship between the WFOE and the VIE. In addition, revise the legend to your entity organizational chart to remove the use of the word control with respect to VIEs and operating companies in China.

<u>Prospectus Summary</u>
<u>Holding Foreign Companies Accountable Act, page 5</u>

3. Please update your disclosure here and throughout to include a factual discussion of the August 26, 2022, agreement between the PCAOB and China to allow for PCAOB inspections and investigations of audit firms based in China and Hong Kong.

Please contact Austin Pattan, Staff Attorney, at (202) 551-6756 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Robert Friedman